SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2006
                                          -------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE 18 OCTOBER 2006
CONTACT: MICHAEL S PERMAN TEL: 020 7065 3942


                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.      Name of company

        AMVESCAP PLC

2.      Name of shareholder having a major interest

        BARCLAYS PLC THROUGH THE LEGAL ENTITIES LISTED BELOW:-
                                                                       Holding
        Barclays Private Bank Ltd                                          350
        Barclays Global Investors Ltd                                6,773,720
        Barclays Global Fund Advisors                                2,806,590
        Barclays Life Assurance Co Ltd                               1,088,482
        Barclays Global Investors Australia Ltd                         64,676
        Barclays Global Investors Japan Ltd                             73,135
        Barclays Capital Securities Ltd                              5,274,445
        Barclays Private Bank and Trust Ltd                              2,900
        Barclays Global Investors Canada Ltd                            55,697
        Gerrard Ltd                                                    505,651
        Barclays Global Investors, N.A.                              5,153,854
        Barclays Capital Inc                                         2,835,549
        Barclays Global Investors Japan Trust & Bankin                 841,124
        Barclays Bank Trust Company Ltd                                  8,219
                                           GROUP HOLDING            25,484,392

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

        NOTIFICATION IS IN RESPECT OF THE SHAREHOLDERS NAMED IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

          -

5.      Number of shares/amount of stock acquired

        NOT STATED

6.      Percentage of issued class

        NOT STATED

7.      Number of shares/amount of stock disposed

          -

8.      Percentage of issued class

          -

9.      Class of security

        ORDINARY SHARES

10.     Date of transaction

        13 OCTOBER 2006

11.     Date company informed

        18 OCTOBER 2006

12.     Total holding following this notification

        25,484,392

13.     Total percentage holding of issued class following this notification

        3.078%

14.     Any additional information

          -

15.     Name of contact and telephone number for queries

        MICHAEL S PERMAN
        TEL: 020 7065 3942

16. Name and signature of authorised company official responsible for making this notification

        Michael S Perman
        AMVESCAP PLC
        COMPANY SECRETARY

        Date of notification

        18 OCTOBER 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

        Registered Holder                                Account        Holding
                                                      Designation

        Bank of New York                                                 52,603
        Barclays Capital Nominees Limited                               867,293
        Barclays Capital Nominees Limited                             4,727,801
        Barclays Capital Securities Ltd                                 546,644
        Barclays Capital Securities Ltd                               1,968,256
        Barclays Global Investors Canada                                 55,697
        Barclays Trust Co & Others                                        4,441
        Barclays Trust Co R69 C 000000000000000000                        3,778
        Chase Nominees L                                16376           413,162
        Chase Nominees Ltd                              28270           273,518
        Gerrard Nominees Limited                        630871              400
        Gerrard Nominees Limite                         652198            5,000
        Gerrard Nominees Limited                        660758            2,000
        Gerrard Nominees Limited                        770101            6,440
        Greig Middleton nominees Limited (GM1)                           63,005
        Investors Bank and Trust Co.                                  4,629,931
        Investors Bank and Trust Co.                                  2,806,590
        JP Morgan (BGI Custody)                         16331           199,248
        JP Morgan (BGI Custody)                         16338            48,417
        JP Morgan (BGI Custody)                         16341           443,560
        JP Morgan (BGI Custody                          16342           109,408
        JP Morgan (BGI Custody)                         16400         6,296,620
        JP Morgan (BGI Custody)                         17011            14,331
        JP Morgan (BGI Custody)                         18408            63,938
        JPMorgan Chase Bank                                              64,676
        JPMorgan Chase Bank                                              24,527
        JPMorgan Chase Bank                                             841,124
        JPMorgan Chase Bank                                              52,292
        Mellon Trust - US CUSTODIAN/                                     29,773
        Mitsui Asset                                                     12,921
        R C Greig Nominees Limited                                      203,773
        R C Greig Nominees Limited GP1                                   20,459
        R C Greig Nominees Limited SA1                                   11,628
        R C Greig Nominees Limited a/c                  AK1             142,780
        R C Greig Nominees Lim                          BL1              31,046
        R C Greig Nominees Limited a/c                  CM1              19,120
        Reflex Nominees Limited                                           2,900
        STATE STREET BANK AND TRUST CO                                   70,557
        STATE STREET BOSTON                                             346,463
        Trust & Custody Services Bank                                     7,922
        Zeban Nominees Limited                                              350
                                   TOTAL                             25,484,392


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  19 October, 2006                   By   /s/  Michael S. Perman
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary